

02005831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC File No. 8-2915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Strand, Atkinson, Williams & York, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
200 S.W. Market Street, Suite 1900
Portland, Oregon 97201

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Jenny Staggenborg 503-546-2414

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

3-15-02

OATH OR AFFIRMATION

I, Jan Jansen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Strand, Atkinson, Williams & York, Inc. for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

2·26·02

PRESident

Title



Notary Public

OFFICIAL SEAL
SHARON M. TIMM
NOTARY PUBLIC-OREGON
COMMISSION NO. 343547
MY COMMISSION EXPIRES MAR. 11, 2005

STRAND, ATKINSON, WILLIAMS & YORK, INC.

(SEC I.D. NO. 8-0121943)



FEB 28 2002

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL**

* * * * * *

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte & Touche LLP
Suite 3900
111 S.W. Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Strand, Atkinson, Williams & York, Inc.:

We have audited the accompanying statement of financial condition of Strand, Atkinson, Williams & York, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Strand, Atkinson, Williams & York, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

STRAND, ATKINSON, WILLIAMS & YORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 113,752
Investments (cost basis of $3,010,465)	3,010,216
Interest and dividends receivable	31,193
Furniture, equipment, and leasehold improvements, net (Note 3)	464,063
Deposits with clearing organizations and others	118,274
Prepaid expenses and other	97,855
Intangible assets:	
Goodwill, net of accumulated amortization of $394,650	3,058,156
Broken retention agreements, net of accumulated amortization of $332,925	1,293,081
TOTAL	$8,186,590

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 44,970
Accrued expenses and other liabilities	426,172
Payable to clearing organization	1,699,413
Contingencies (Note 10)	207,000
Capital lease obligations (Note 4)	22,658
Total liabilities	2,400,213
SUBORDINATED BORROWINGS (Note 9)	2,480,000
STOCKHOLDER'S EQUITY (Note 5):	
Common stock, at stated value. Authorized 1,000 shares; issued and outstanding 500 shares	250,000
Additional paid-in capital	2,934,898
Retained earnings	121,479
Total stockholder's equity	3,306,377
TOTAL	$8,186,590

See notes to statement of financial condition.

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

The annual report of Strand, Atkinson, Williams & York, Inc. on Form X-17A-5 at December 31, 2001 is available for examination at 200 Market Street, Portland, Oregon and also at the Seattle, Washington office of the United States Securities and Exchange Commission. In addition, the Independent Auditors' Report on Internal Accounting Control at December 31, 2001 is available for inspection at the Washington, D.C. and Seattle, Washington offices of the United States Securities and Exchange Commission.

1. ORGANIZATION

Strand, Atkinson, Williams & York, Inc. (the "Company") is an Oregon corporation organized on January 1, 1991 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Effective December 1, 1999, Umpqua Holdings Corporation ("Umpqua") acquired 100% of the issued and outstanding common stock of the Company. Umpqua accounted for the transaction under the purchase method of accounting. The excess of the purchase price of $1,900,000 over the fair market value of the identified net assets acquired, including identified intangible assets, has been classified as goodwill and "pushed down" to the Company for accounting purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments held in trading and investment accounts are carried at market value. The resulting difference between cost and market is included in income.

Furniture, Equipment, and Leasehold Improvements are carried at cost. Furniture, fixtures, and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease and amortized over the length of the lease. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Use of Estimates – The preparation of a statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Intangible Assets – Goodwill is being amortized on a straight-line basis over 15 years. Other intangible assets consist of broker retention and non-compete agreements arising from the purchase of the Company by Umpqua and the purchase of Adams, Hess & Moore ("AHM") by the Company (see Note 10). These intangible assets are being amortized on a straight-line basis over their contractual lives of five years. The Company assesses the recoverability of these intangible assets by determining whether the balances can be recovered through projected undiscounted future operating cash flows. The assessment of the recoverability of intangibles will be impacted if estimated future operating cash flows are not achieved.

New Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. The Statement is effective for the Company beginning January 1, 2002 and will result in the discontinuance of the amortization of goodwill. The methods used for evaluating and measuring impairment of goodwill will also change. The Company has not yet determined the effect of the adoption of SFAS No. 142.

Income Taxes – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate-return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2001:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 358,034	5 - 10 years
Leasehold improvements	85,920	9 - 15 years
Leased furniture and fixtures	57,635	5 - 10 years
Software	238,137	3 years
Total	739,726	
Less accumulated depreciation and amortization	(275,663)	
Total	$ 464,063	

4. LEASES

The Company is obligated under various capital leases for office equipment. The leases expire at various dates during the next four years. The gross amounts of equipment and related accumulated amortization recorded under capital leases were $85,920 and $64,722, respectively, as of December 31, 2001.

The Company also has noncancelable operating leases which expire during the next ten years, including leased premises for its Portland operations and an equipment lease.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2001 are as follows:

Year Ending December 31,	Capital	Operating
2002	$ 8,377	$ 389,074
2003	8,377	372,479
2004	8,377	317,138
2005	1,397	314,219
2006	-	314,219
Thereafter	-	1,125,951
Total future minimum lease payments	26,528	$2,833,080
Less amount representing interest	3,870	
Present value of net minimum capital lease payments	$22,658	

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $656,862 which was $556,862 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Contributions for the plan are at the discretion of the Company's management.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and were not material for the year ended December 31, 2001.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2001 consist of two subordinated notes with Umpqua bearing interest at Umpqua's prime rate (4.75% at December 31, 2001), $1,500,000 maturing August 2005 and $980,000 maturing November 2006.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. CONTINGENCIES

Included in the AHM acquisition agreement was a contingency reserve of $500,000, which will not be paid unless the sales representatives of AHM (as defined in the acquisition) generate certain gross revenue (pro rated for periods of less than 12 months) within each of the following periods:

First Contingent Payment Period	August 2000 – December 2000
Second Contingent Payment Period	January 2001 – December 2001
Third Contingent Payment Period	January 2002 – December 2002
Fourth Contingent Payment Period	January 2003 – August 2003

As of December 31, 2001, the First and Second Contingent Payment requirements had not been met. The remaining potential contingency reserve for the last two contingency payments is $277,778. Should additional consideration be issued due to a gross revenue target being met, the payment will result in additional goodwill.

In conjunction with the AHM purchase, the Company recorded a liability for settlement of contingent liabilities that existed as of the date of the acquisition.

In the ordinary course of business, the Company is a party to various legal claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

11. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (K)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

* * * * * *

Deloitte & Touche LLP
Suite 3900
111 S.W. Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.us.deloitte.com



The Board of Directors
Strand, Atkinson, Williams & York, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of Strand, Atkinson, Williams & York, Inc. (the "Company") for the year ended December 31, 2001 (on which we have issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 15, 2002